SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: October 31, 2002
SCHEDULE 13G	Estimated average burden hours per response. . 14.9

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

STRATUS SERVICES GROUP, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

863170 10 6

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 863170 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joan Raymond

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ] Not Applicable
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 205,862

	6.	Shared Voting Power 250,000

	7.	Sole Dispositive Power 205,862

	8.	Shared Dispositive Power 250,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 455,862

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (11) 2.6%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Stratus Services Group, Inc.
	(b)	Address of Issuer's Principal Executive Offices 500 Craig Road, Manalapan, New Jersey 07726

Item 2.
	(a)	Name of Person Filing Joan Raymond
	(b)	Address of Principal Business Office or, if none, Residence 27 Crusius Place, Colts Neck, New Jersey 07722
	(c)	Citizenship USA
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 863170 10 6

Item 3.
Not Applicable.

Item 4.		Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 455,862 shares
	(b)	Percent of class:
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 205,862 shares
(ii)

Shared power to vote or to direct the vote    250,000 shares.  These shares are owned by Joan Raymond's minor children.  Ms. Raymond indirectly has the power to dispose or direct the disposition of these shares and the power to vote or direct the voting of these shares.

(iii) Sole power to dispose or to direct the disposition of 205,862 shares
(iv)

Shared power to dispose or to direct the disposition of    250,000 shares.  These shares are owned by Joan Raymond's minor children.  Ms. Raymond indirectly has the power to dispose or direct the disposition of these shares and the power to vote or direct the voting of these shares.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.
Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003
Date
/s/ Joan Raymond
Signature
Joan Raymond
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:  Schedules file din paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties for whom copies are to be sent.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)